[redacted]

08026847

TATES
ANGE COMMISSION
D.C. 20549

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
102

BB 3/6 *

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSENBLATT SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:

20 BROAD STREET - 26TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT Joseph C. Gawronski

212 607 3100

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROY A. ABRAMOWITZ & CO.
(Name – *if individual, state last, first, middle name*)

230 WEST 41ST STREET - 15TH FLOOR	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/17

OATH OR AFFIRMATION

I, JOSEPH C. GAWRONSKI ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _ROSENBLATT SECURITIES INC.______________________________, as of DECEMBER 31ST ______________________, 2007____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ROBIN RICHEL
Notary Public, State of New York
No. 01RI4925997
Qualified in Kings County
Commission Expires April 4, 2010

Robin Richel
____
Notary Public

____
Signature

PRESIDENT & CHIEF OPERATING OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSENBLATT SECURITIES INC.

INDEX

	Page
Facing page to Form X-17A-5	2A
Affirmation of principal officer	2B
Independent Auditor's Report	3
Financial statements:	
Statement of financial condition	4
Notes to the financial statements	5-11

ROY A. ABRAMOWITZ, C.P.A.
CERTIFIED PUBLIC ACCOUNTANTS

TEL: 212-398-8100
FAX: 212-398-8120
CT. OFFICE: 203-972-7769
E-MAIL: rafinancial@optonline.net

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Rosenblatt Securities Inc.

We have audited the accompanying statement of financial condition of Rosenblatt Securities Inc. (the Company) (an S Corporation) as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rosenblatt Securities Inc as of December 31, 2007 in conformity with generally accepted accounting principles.

Roy A. Abramowitz & Co.

Roy A. Abramowitz & Co.
New York, New York
New Canaan, Connecticut
February 26, 2008

230 WEST 41ST STREET, 15TH FLOOR, NEW YORK, NEW YORK 10036

ROSENBLATT SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash & cash equivalents	$ 1,094,651
Receivable from broker-dealers and clearing organization	834,081
Due from non-affiliated company	6,947
Investment in RSI Europe Ltd	74,716
Furniture and equipment, net of accumulated depreciation of $1,045,125	463,035
Loans receivable - employees	96,625
Prepaid expenses	23,374
TOTAL ASSETS	$ 2,593,429

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 688,118
Accrued expenses	182,783
Payable to clients	21,413
NYC corp tax payable	79,975
TOTAL LIABILITIES	$ 972,289
Stockholders' equity:	
Common stock, $1.00 par value, 20,000 shares authorized, 2,500 shares issued and outstanding	2,500
Undistributed profits	1,618,640
TOTAL SHAREHOLDERS' EQUITY	$ 1,621,140
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,593,429

The accompanying notes are an integral part of the financial statements.

ROSENBLATT SECURITIES INC.

REPORT ON FINANCIAL STATEMENTS

[redacted]

FOR THE YEAR ENDED

DECEMBER 31, 2007

ROY A. ABRAMOWITZ & CO.
Certified Public Accountants
NEW YORK, NEW YORK
NEW CANAAN, CONNECTICUT